July 8, 2011

VIA EDGAR

Mr. Michael McTiernan

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNL Lifestyle Properties, Inc.

Registration Statement on Form S-4

Filed on June 30, 2011

File No. 333-175233

Dear Mr. McTiernan:

This letter sets forth the response of CNL Lifestyle Properties, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated July 6, 2011. We have set forth the Staff’s comments below, together with the Company’s response.

General

1.	We note you are registering the exchange offer of your 7.250% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representation contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response 1. We confirm that we are registering the exchange offer in reliance of the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), and hereby make the following representations:

The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a

Mr. Michael McTiernan

July 8, 2011

distribution of the securities to be acquired in the registered exchange offer (1) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (avail. April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S–K.

A broker-dealer may participate in the exchange offer with respect to the private notes acquired for its own account as a result of market-making activities or other trading activities, provided that: (1) in connection with any resales of exchange notes received in exchange for such private notes, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange notes held by the broker-dealer); and (2) the broker-dealer has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the exchange notes.

The Company (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds private notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such private notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange securities; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding private notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such private notes pursuant to the exchange offer.

Prospectus Cover Page

2.	Please revise to disclose to following on the cover page of the prospectus:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response 2. We have revised the cover page of the prospectus to include the requested disclosure.

Mr. Michael McTiernan

July 8, 2011

Exhibits

3.	Please tell us why the indenture and form of the note are not listed as exhibits to this registration statement.

Response 3. We have revised the exhibit index and listed the indenture and form of note as Exhibits 4.1 and 4.2, respectively, to the registration statement.

Please contact Richard Baltz at (202) 942-5124 or Neil Goodman at (202) 942-5191, of Arnold & Porter LLP, our outside counsel, with any additional questions or comments.

* * * * *

As requested by the Staff, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Joseph T. Johnson
Name: Joseph T. Johnson
Title: Senior Vice President & Chief Accounting Officer